VENATOR GROUP, INC.



                                        September 14, 1998

 VIA ELECTRONIC TRANSMISSION
 Securities and Exchange Commission
 450 Fifth Street, N.W.
 Washington, D.C.  20549

                Re: Venator Group, Inc. (formerly known as Woolworth Corporation) Registration Statement on Form S-4 (Reg. No. 333-56439)

 Ladies and Gentlemen:

           Pursuant to Rules 477 and 478 under the Securities Act of 1933, on behalf of Venator Group, Inc. (formerly known as Woolworth Corporation), a New York corporation ("Venator"), application is made to withdraw the Registration Statement on Form S-4 (Reg. No. 333-56439) that was filed by Venator with the Securities and Exchange Commission on June 9, 1998 in connection with a proposed Agreement and Plan of Merger, dated as of May 7, 1998 (the "Merger Agreement"), among Venator, Liberty Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Venator, and The Sports Authority, Inc., a Delaware corporation. The termination of the Merger Agreement by mutual agreement of the parties on September 11, 1998, are the grounds for such withdrawal.

           If you have any questions or comments concerning this filing, please contact the undersigned at (212) 553-2000.

                          Very truly yours,

                          /s/ Gary M. Bahler
                          ________________________
                          Name:  Gary M. Bahler
                          Title: Senior Vice President, General Counsel
                                 and Secretary


 cc:  Frank W. Bubb, III, Esq.
      John S. Fletcher, Esq.
      Chris Owings
      The New York Stock Exchange, Inc.